Exhibit 10.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is made and entered into as of this 14th day of June, 2014, (“Effective Date”) by and between SBEHG LAS VEGAS I, LLC d/b/a SLS Las Vegas (“Hotel Operator”) and SB Gaming, LLC (“Gaming Operator,” and, together with Hotel Operator, the “Employer”) and Robert L. Oseland II (“Employee”). Stockbridge/SBE Holdings, LLC (“Owner”) and Stockbridge Real Estate Fund III-A, LP, a Delaware limited liability partnership and Stockbridge Real Estate Fund III-C, LP, a Delaware limited liability partnership (the two Stockbridge LPs are collectively “Guarantors”) join in this Agreement for the limited purpose of guaranteeing certain obligations of Employer undertaken pursuant thereto (the aforementioned collectively “Parties”), .

RECITALS

WHEREAS, Hotel Operator is a limited liability company duly organized and existing under the laws of the State of Nevada, maintains its principal place of business at 2535 Las Vegas Boulevard, South, Las Vegas, Nevada 89109 and with the Owner and its Affiliates is engaged in the business of developing, owning and operating a casino resort at such place of business (the “SLS Las Vegas”); and,

WHEREAS, Gaming Operator is a limited liability company duly organized and existing under the laws of the State of Nevada, maintains its principal place of business at 2535 Las Vegas Boulevard, South, Las Vegas, Nevada 89109 and is engaged in the business of conducting Gaming Operations as defined in the Casino License Agreement between Owner and SB Gaming, LLC, dated June 16, 2014, as it may be amended or restated from time to time (the “CLA”) at the SLS Las Vegas resort hotel-casino (the “SLS Las Vegas” or the “Project”);

WHEREAS, pursuant to the Employee Lease Agreement between Hotel Operator, Gaming Operator dated June 16, 2014, as it may be amended and/or restated from time to time (the “ELA”), Hotel Operator agrees to furnish to Gaming Operator, and Gaming Operator agrees to engage, certain employees, including Employee, as may be necessary to conduct all Gaming Operations at the SLS Las Vegas;

WHEREAS, in furtherance of its business, Hotel Operator has employed Employee as the President and Chief Operating Officer of SLS Las Vegas; and

WHEREAS, certain of the Parties executed an Employment Agreement, dated March 14, 2012 (the “2012 Employment Agreement”) and an Addendum to Employment Agreement, dated May 21, 2012 (the “2012 Addendum”); and

WHEREAS, the Parties desire to extinguish and dissolve the 2012 Employment Agreement and 2012 Addendum and this Agreement is intended to amend, revise and supersede the 2012 Employment Agreement and 2012 Addendum and any other prior agreements or understandings, whether formal or informal, between the Parties; and

NOW, THEREFORE, for and in consideration of the foregoing recitals and in consideration of the mutual covenants, agreements, understandings, undertakings, representations, warranties and promises hereinafter set forth, with the parties intending to be legally bound thereby, Employer and Employee do hereby covenant and agree as follows:

1.	EMPLOYMENT POSITION AND DUTIES.

1.1 Employee will continue to be employed by Hotel Operator, and will be employed by Gaming Operator, as the President and Chief Operating Officer (“COO”) of the SLS Las Vegas and shall, in a professional and businesslike manner, perform such duties assigned by Employer as are generally associated with the duties of the President and COO of an integrated resort hotel and casino on the Las Vegas Strip for Employer, as well as such similar duties that are consistent with the foregoing as may be assigned to Employee by Employer. Employee’s duties shall include, but not be limited to: (i) the responsibility for the strategic direction, operational planning and execution of all aspects of the business of the SLS Las Vegas in a manner consistent with the direction received from Employer’s Representatives and in collaboration with other executives associated with Employer or its Affiliates; (ii) the efficient and continuous operation of the SLS Las Vegas; (iii) the preparation of relevant budgets and allocation of relevant funds for the SLS Las Vegas; (iv) the selection and delegation of duties and responsibilities of subordinates; (v) the direction, review and oversight of all programs under Employee’s supervision; and (vi) such other and further consistent duties as may be assigned by Employer to Employee from time to time. The foregoing notwithstanding, Employee shall devote such time to Employer’s Affiliates, as may be required by Employer, provided such duties are with regard to their involvement with SLS Las Vegas only and not inconsistent with Employee’s primary duties to Employer. The Parties acknowledge and agree that circumstances may reasonably require Employer to seek to hire a new professional with duties similar to those of the Employee and that such new professional may hold a position or rank equivalent or possibly senior to Employee. In such case, Employee shall be expected and agrees to facilitate any such new hire, including by voluntarily relinquishing some or all of Employee’s existing duties to the new hire and instead accepting a modified role and job description with Employer. Such recruitment and hiring shall not be deemed by the Parties to be a breach of this Agreement. Employee agrees to, at all times during the Term of this Agreement and in all material respects, adhere to any and all material non-conflicting internal written policies and procedures applicable to Employer’s business and its employees as established or modified from time to time; provided, however, in the event of any conflict between the provisions of this Agreement and any such policies and procedures, the provisions of this Agreement shall control.

2.	TERM

2.1 The term of Employee’s employment by Employer pursuant to this Agreement shall commence on the Effective Date, and shall continue for a period of approximately eighteen (18) months through and including December 31, 2015, subject to earlier termination by either party as hereinafter provided (“Term”).

2.2 The special termination provisions detailed in Section 5.1.4 will not be available to the employee until subsequent to December 31, 2014.

3.	COMPENSATION; FRINGE BENEFITS

3.1 Base Salary. Except as otherwise detailed in Section 5, the Employer shall pay Employee a Base Salary during the longer of December 31, 2014, or the Term of this Agreement, at the rate of Five Hundred Thousand Dollars ($540,450.00) per annum. Base Salary shall be exclusive of, and in addition to, any other benefits which Employer may make available to Employee, including, but not limited to, any year-end bonus, discretionary bonus, disability or life insurance plan, medical and/or hospitalization plan which may be in effect during the Term paid in accordance with the Employer’s payroll practices as established from time to time.

3.2 Incentive Compensation

3.2.1 In addition to the Base Salary set forth in Section 3.1 above, Employee shall be eligible to receive additional incentives in connection with his employment as set forth in this Section 3.2.

3.2.2 After the completion of each calendar year during the Term of this Agreement, Employee shall be entitled to an Annual Bonus Award of Two Hundred Fifty Thousand Dollars ($250,000.00), payable within thirty (30) days after the end of each calendar year. Except as otherwise detailed in Section 5, in the event Employee is no longer employed by Employer at the end of calendar year 2014 or 2015, he shall receive a pro-rata bonus based on number of days worked during the respective calendar year of his termination.

3.2.3 In connection with Employee’s employment, Employee shall be eligible to participate in Employer’s discretionary bonus plan.

3.3 Other Employee Benefits.

Employer hereby covenants and agrees that Employee, if otherwise eligible, shall be entitled to participate in all applicable employee welfare benefits pursuant to any policy, plan, fund or program that are generally available to Employer’s employees during the Term, including those providing medical, surgical or hospital care or benefits and benefits in the event of sickness, accident, disability, death or unemployment, but not entitled to participate in those related to vacation, pensions on retirement or death, and insurance to provide such pensions. All issues as to eligibility for any specific benefit and payment of employee welfare benefits shall be as set forth in the applicable company policy, insurance policy or plan documents. Nothing in this Agreement shall limit Employer’s ability to exercise its discretion under any such employee welfare benefit policy, plan, fund or program, or to adopt, amend or terminate any such benefit at any time. Subject to timely providing adequate records of proof and purpose in accordance with Employer’s policies and procedures, Employee shall be reimbursed by Employer for all ordinary and necessary expenses incurred in the performance of his duties.

3.4 Vacation. Employee shall be entitled to four (4) weeks of paid vacation at the start of each calendar year. Employee’s prior employment period with Employer and vacation taken shall be included in this calculation for 2014. Employee shall not be permitted to carryover over vacation from one calendar year to the next.

3.5 Indemnification. To the maximum extent allowed by law, Employer and Owner agree, and as a condition to Employee performing services for any Entity (defined below) such Entity will prior to the performance of services agree, to indemnify Employee against any expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually, reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the company to procure a judgment in its favor, by reason of the fact that he is, or was at any time including prior to the execution of this Agreement, a manager, officer, employee or agent of the Employer, or is or was serving at the request of the Employer as a manager, employee, officer or agent of another limited-liability company, corporation, partnership, joint venture, trust, Affiliate or other enterprise (collectively “Entity”), if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Employer or the Entity for which he is performing such services, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification shall survive any termination of this Agreement and will continue for Employee when he has ceased to be a member, manager, employee or agent of Employer or Entity, and inures to the benefit of his heirs, executors and administrators for so long as Employee and his heirs, executors and administrators shall be subject to any possible or threatened or pending or completed action or proceeding by reason of the fact that Employee was a member, manager, employee or agent of Employer or Entity. Additionally, Employer shall use its commercially best efforts to obtain and provide to Employee directors’ and officers’ liability insurance with coverage for all acts and omissions alleged to have occurred during the Term. If any provision of this Agreement results in any adverse tax, interest or penalty consequences (“Penalties”) under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), the Parties agree to act in good faith, and they shall restructure that specific provision in a manner that results in the Employee receiving the net compensation and economic benefits intended herein, as calculated without application of such Penalties. The obligations of this Section 3 shall survive the termination of Employee’s employment for any reason.

4.	CONSOLIDATION PAYMENT.

Employee expressly agrees to remain employed by Employer until October 15, 2014, or forty-five (45) days from date of the opening of SLS Las Vegas, whichever is later (“Consolidation Payment Qualification Date”). However, in no event shall the Consolidation Payment Qualification Date be later than December 31, 2014. In the event that: (i) Employee is employed by Employer on the Consolidation Payment Qualification Date, (ii) the Employee dies before the Consolidated Payment Date, (iii) the Employee terminates before the Consolidated Payment Date pursuant to Section 5.1.5 or because of a breach of this Agreement by Employer, Owner, or Guarantors, or (iv) in the event that Employer terminates the Employee for any reason or no reason prior to the Consolidation Payment Qualification Date, Employer, Guarantors and/or Owner shall be unconditionally obligated to compensate Employee in the amount of Two Million One Hundred Four Thousand Seven Hundred Seventy Five Dollars ($2,104,775.00) (“Consolidation Payment”), inclusive of any portion of the Consolidation Payment made prior to the Consolidation Payment Qualification Date. The Parties acknowledge that a bona fide dispute arose over the rights Employee has or may have had to the Annual Bonus Award as detailed in Section 7(b), Annual Operating Performance Bonus as detailed in Section 7(c), Promoted Interest in SLS Las Vegas as detailed in Section 7(d), Promoted Interest in SBEEG Holdings, LLC as detailed in Section 7(e), and any and all other rights to future compensation as contained in Section 7 of the 2012 Employment Agreement and/or 2012 Addendum and, in order to resolve that dispute over the aggregate amount of deferred compensation in compliance with Treas. Reg. 1.409A, have agreed to make the Consolidation Payment. In exchange and consideration for the full payment of the Consolidation Payment, Employee expressly covenants and agrees to extinguish and discharge any and all rights he has or may have had to the Annual Bonus Award as detailed in Section 7(b), Annual Operating Performance Bonus as detailed in Section 7(c), Promoted Interest in SLS Las Vegas as detailed in Section 7(d), Promoted Interest in SBEEG Holdings, LLC as detailed in Section 7(e), and any and all other rights to future compensation as contained in Section 7 of the 2012 Employment Agreement and/or 2012 Addendum. Employee expressly acknowledges and agrees that the Consolidation Payment is fair and reasonable compensation for the discharge of the aforementioned rights under the 2012 Employment Agreement and 2012 Addendum. The Consolidation Payment shall be paid to Employee in eighteen (18) equal installments paid on a monthly basis on a regular scheduled payroll date commencing on July 1, 2014, except upon the occurrence of an Acceleration Event (defined below), in which case the scheduled installment shall be paid in the ordinary course and the outstanding balance shall be paid within thirty (30) days after termination of Employee’s employment.

5.	SPECIAL TERMINATION PROVISIONS.

5.1 This Agreement shall terminate upon the occurrence of any of the following events:

5.1.1 The death of Employee;

5.1.2 The giving of written notice from Employer to Employee of the termination of this Agreement upon the complete disability of Employee;

5.1.3 The giving of fourteen (14) days’ written notice pursuant to Section 9 by Employer to Employee of the termination of this Agreement;

5.1.4 At any time on or after January 1, 2015, upon the giving of fourteen (14) days written notice pursuant to Section 9 by Employee to Employer of the termination of this Agreement; and

5.1.5 Upon the entering into an agreement for transfer, sale or assignment of all or substantially all of SLS Las Vegas to a Person that isn’t an Affiliate of Employer or Owner, or the direct or indirect Change in Control of Employer or Owner, (collectively “Acceleration Event”) and upon the Employee giving of fourteen (14) days written notice pursuant to Section 9 no later than thirty (30) days after Employee receives notice of the Acceleration Event to Employer of the termination of this Agreement.

5.2 In the event that Employer elects to terminate Employee pursuant to Section 5.1.3 prior to December 31, 2014, or upon the occurrence of an event described in 5.1.1, 5.1.2, or 5.1.5 on or before December 31, 2014, Employer, Guarantors, or Owner shall continue to pay Employee his Base Salary and Annual Bonus Award through and including December 31, 2014 paid in accordance with the Employer’s established payroll practices, which for the Annual Bonus Award is January 30, 2015.

5.3 Upon termination of employment for any other reason, Employer, Guarantor, or Owner shall pay Employee: (i) accrued Base Salary, (ii) pro-rated Annual Bonus Award and other compensation to the extent approved by the Employer on or after the date of this Agreement, (iii) other vested compensation, if any, and (iv) accrued, but unused, vacation pay, all to the date of termination.

5.4 No termination of any kind at any time shall: (i) affect or release Employer’s, Guarantors’, and Owner’s obligations to pay the Consolidation Payment which occurs on the Consolidation Payment Qualification Date, or the payments under Section 3 for the year ending December 31, 2014 that shall be prorated for any partial year, or (ii) release their or their Affiliates’ obligations to Employee of indemnification as provided herein.

6.	CONFIDENTIALITY.

6.1 Employee hereby warrants, covenants and agrees that Employee shall not directly or indirectly use or disclose any confidential information, trade secrets, or works for hire, whether in written, verbal, electronic or model form, at any time or in any manner, except as required in the conduct of Employer’s or its Affiliate’s business or as expressly authorized by Employer in writing. Employee shall take all necessary and available precautions to protect against the unauthorized disclosure of confidential information, trade secrets, or works for hire. Employee acknowledges and agrees that such confidential information, trade secrets, or works for hire are the sole and exclusive property of Employer or its Affiliates.

6.2 Employee shall not remove from Employer’s premises any confidential information, trade secrets, works for hire or any other documents pertaining to Employer’s or its Affiliate’s businesses, unless expressly authorized by Employer in writing. Furthermore, Employee specifically covenants and agrees not to make any duplicates, copies, or reconstructions of such materials and that, if any such duplicates, copies, or reconstructions are made, they shall become the property of Employer or its Affiliate upon their creation.

6.3 Upon termination of Employee’s employment with Employer for any reason, Employee shall turn over to Employer the originals and all copies of any and all papers, documents and things, including information stored for use in or with computers and software, all files, Rolodex cards, phone books, notes, price lists, customer contracts, bids, customer lists, notebooks, books, memoranda, drawings, computer disks or drives, or other documents: (i) made, compiled by, or delivered to Employee concerning any customer served by Employer or its Affiliate or any product, apparatus, or process manufactured, used, developed or investigated by Employer or its Affiliate; (ii) containing any confidential information, trade secret or work for hire; or (iii) otherwise relating to Employee’s performance of duties under this Agreement. Employee further acknowledges and agrees that all such documents are the sole and exclusive property of Employer or its Affiliates.

6.4 Employee hereby warrants, covenants and agrees that Employee shall not disclose to Employer or any Affiliate, officer, director, employee or agent of Employer or its Affiliate, any proprietary or confidential information or property, including but not limited to any trade secret, formula, pattern, compilation, program, device, method, technique or process, which Employee is prohibited by contract, or otherwise, to disclose to Employer (the “Restricted Information”). In the event Employer or its Affiliate requests Restricted Information from Employee, Employee shall advise Employer or its Affiliate that the information requested is Restricted Information and may not be disclosed by Employee.

6.5 The obligations of this Section 6 are continuing and shall survive the termination of Employee’s employment with Employer for any reason. Nothing herein shall prevent Employee from consulting with accountants and attorneys, from disclosing information that is public, or from using such information described in this Section 6 in any proceeding or litigation to enforce the provisions of, and claims related or made pursuant to, this Agreement.

7.	RESTRICTIVE COVENANTS.

7.1 Employee acknowledges that Employer has and will continue to provide and expose Employee to certain confidential information, trade secrets, inventions, works of authorship, business relationships and customer relationships possessed by and/or developed by or for Employer or its Affiliates at a considerable investment of time and expense, such that Employer and/or its Affiliates would be irreparably harmed if the Employee were to improperly use and/or disclose such knowledge with respect to competitors, potential competitors, customers and other parties. Further, Employee acknowledges that maintaining strong customer relationships is essential to Employer’s and Affiliates’ businesses and that such client relationships are special, unique and required considerable investment of time and funds to develop. Given Employee’s high level position with Employer and relationship with Affiliates, Employee understands that he will be identified in the mind of customers with the products and services offered by Employer and/or its Affiliates and will have established personal relationships with customers and accumulated important information about them, such that there is a substantial risk of Employee appropriating Employer’s and/or its Affiliates’ customer goodwill and/or otherwise compromising customer relations, resulting in irreparable harm to Employer and/or its Affiliates.

7.2 Employee hereby covenants and agrees that through and including December 31, 2014, Employee shall not, directly or indirectly, either as a principal, agent, employee, employer, consultant, partner, member of a limited liability company, shareholder of a closely held corporation, or shareholder in excess of two per cent (2%) of a publicly traded corporation, corporate officer or director, manager or in any other individual or representative capacity, engage, work or otherwise participate in any manner or fashion in any business activity that is in competition in any manner whatsoever with the principal business activities of Employer or its Affiliates, in or about any market in which Employer or its Affiliates: (i) operate; and/or (ii) plan to operate a hotel, gaming establishment, restaurant and/or nightclub within which Employer or its Affiliates have customer contacts or good will established or have entered into leases, contracts and/or begun construction related to said planned hotel, gaming establishment, restaurant and/or nightclub operations.

7.3 Employee hereby further covenants and agrees that, for one (1) year following Employee’s cessation of any continued employment with Employer, Employee shall not, directly or indirectly, induce or attempt to induce or solicit or attempt to solicit the employment, hiring or engagement of any employee of Employer or its Affiliates, or actually employ, hire or engage any such employee for Employee’s own purposes or on behalf of any other person or business entity in competition in any manner whatsoever with the principal business activities of Employer and/or its Affiliates: (i) operate; and/or (ii) plan to operate a hotel, gaming establishment, restaurant and/or nightclub within which Employer or its Affiliates have customer contacts or good will established or have entered into leases, contracts and/or begun construction related to said planned hotel, gaming establishment, restaurant and/or nightclub operations.

7.4 Employee also covenants and agrees that, for one (1) year following Employee’s cessation of any continued employment with Employer, Employee shall not, directly or indirectly: (i) induce or attempt to induce or solicit or attempt to solicit any customer of Employer or Affiliate to cease doing business with Employer and/or its Affiliates or otherwise move their business elsewhere; or (ii) interfere or attempt to interfere with the business relationships between any customer and Employer and/or its Affiliates, either for Employee’s own purposes or on behalf of any other person or business entity in competition in any manner whatsoever with the principal business activities of Employer and/or its Affiliates, in or about any market in which Employer and/or its Affiliates: (i) operate; and/or (ii) plan to operate a hotel, gaming establishment, restaurant and/or nightclub within which Employer or its Affiliates have customer contacts or good will established or have entered into leases, contracts and/or begun construction related to said planned hotel, gaming establishment, restaurant and/or nightclub operations. Employee and Employer also agree that the fact that any particular customer does not exclusively utilize the services or products of the Employer and/or Affiliate, i.e., the customer contracts with third parties for the provision of the same services or products offered by the Employer and/or its Affiliates shall have no bearing on the enforcement of this subsection.

7.5 Non-Disparagement.

7.5.1 Employee acknowledges and agrees that Employer, Owner and their Affiliates have a reputation for offering high quality services to the public, and that Employer, Owner and their Affiliates desire to maintain their reputation and receive positive publicity. Accordingly, Employee agrees that he will not directly or indirectly make any oral, written or recorded private or public statement or comment that is disparaging, or defamatory of Employer, Owner and their Affiliates or any of their respective owners, officers, directors, or shareholders. Disparaging statements include, without limitation, any and all statements or implications which cast Employer, Owner and their Affiliates or any of their respective owners, officers, directors, shareholders or employees in a negative light.

7.5.2 Employer, Owner and their Affiliates agree that they, and any of their respective owners, officers, directors, or shareholders, will not directly or indirectly make any oral, written or recorded private or public statement or comment that is disparaging, or defamatory of Employee. Disparaging statements include, without limitation, any and all statements or implications which cast Employee in a negative light.

7.5.3 Notwithstanding the provisions of subsection 7.5.1 above, Employee, Employer, Owner, and their Affiliates and any of their respective owners, officers, directors and shareholders are permitted to respond truthfully and fairly in any court, government, regulatory, legal or administrative proceeding, or in response to any request or inquiry by his employer, including but not limited to requests arising under that company’s ethical guidelines, compliance committee, code of conduct or reporting requirements of the public stock exchange on which the company’s publically traded stock is traded and the rules and regulations of any governmental entity including the Securities and Exchange Commission, and any gaming regulatory body.

7.5.4 The obligations of the Parties regarding “disparaging” remarks shall automatically terminate upon the later of: (a) five (5) years from any termination, or (b) the date that any final payment is due to Employee.

7.6 Employee hereby further covenants and agrees that the restrictive covenants contained in this Section 7 are reasonable as to duration, terms and geographical area and that they protect the legitimate interests of Employer, Owner and/or its Affiliates, impose no undue hardship on Employee, and are not injurious to the public. Employee further agrees that the duration (time period) associated with the restrictive covenants in Sections 7.0 will be tolled during any period of noncompliance. Therefore, should the Employer be compelled to seek injunctive relief, the parties envision the court’s order for compliance to provide for a complete period of time, whichever is applicable to the given dispute, and not merely the remaining portion of the applicable time period. Further, in the event that any of the restrictions and limitations contained in this Section 7 are deemed to exceed the time, geographic or other limitations permitted by Nevada law, the parties agree that a court of competent jurisdiction shall revise or otherwise “blue-pencil” any offending provisions so as to bring this Section 7 within the maximum time, geographical or other limitations permitted by Nevada law.

7.7 Notwithstanding anything to the contrary contained herein, the restrictive covenants set forth in this Section 7, shall not apply in the event: (i) the Employer, Owner or any of their Affiliates fail to pay specified compensation or provide benefits due Employee during the Term, fail to pay amounts due Employee on any termination, fail to pay Employee any installment of the Consolidation Payment, or fail to comply with the provisions of Section 3.5 for the benefit of Employee or (ii) the Employee gives notice under Section 5.1.5. upon an Acceleration Event.

8.	REMEDIES.

Employee acknowledges that Employer and/or its Affiliates have and will continue to deliver, provide and expose Employee to certain knowledge, information, practices, and procedures possessed or developed by or for Employer or its Affiliates at a considerable investment of time and expense, which are protected as confidential and which are essential for carrying out Employer’s or its Affiliate’s business in a highly competitive market. Employee also acknowledges that Employee will be exposed to Confidential Information, Trade Secrets, Works of Authorship, inventions and business relationships possessed or developed by or for Employer or its Affiliates, and that Employer or its Affiliates would be irreparably harmed if Employee were to improperly use or disclose such items to competitors, potential competitors or other parties. Employee further acknowledges that the protection of Employer’s and its Affiliates’ customers and businesses is essential, and understands and agrees that Employer’s and its Affiliates’ relationships with its customers and its employees are special and unique and have required a considerable investment of time and funds to develop, and that any loss of or damage to any such relationship will result in irreparable harm. Consequently, Employee covenants and agrees that any violation by Employee of Section 6 or 7 shall entitle Employer and/or its Affiliates to immediate injunctive relief in a court of competent jurisdiction. Employee further agrees that no cause of action for recovery of materials or for breach of any of Employee’s representations, warranties or covenants shall accrue until Employer or its Affiliate has actual notice of such breach.

9.	NOTICES.

Any and all notices required under this Agreement shall be in writing and shall be either hand-delivered or mailed, certified mail, return receipt requested, addressed to (as may later be modified):

TO EMPLOYER:	SBEHG LAS VEGAS I, LLC d/b/a SLS Las Vegas
Attn: General Counsel
4285 Polaris Avenue
Las Vegas, NV 89103

WITH COPY TO:	Terry Fancher
Executive Managing Director
Stockbridge Real Estate Funds
4 Embarcadero Center, 33rd Floor
San Francisco, CA 94111

TO EMPLOYEE:	Robert L. Oseland II
212 Satin Mist Court
Las Vegas, NV 89144

WITH COPY TO:	Bruce Leslie, Esq.
Bruce A. Leslie, Chtd.
3960 Howard Hughes Pkwy # 500
Las Vegas, NV 89169

All notices hand-delivered shall be deemed delivered as of the date actually delivered. All notices mailed shall be deemed delivered as of three (3) business days after the date postmarked. Any changes in any of the addresses listed herein shall be made by notice as provided in this Section 9.

10. SUPERSEDING AGREEMENT. The Parties hereby expressly covenant and agree, to extinguish and dissolve the 2012 Employment Agreement and 2012 Addendum, and that this Agreement while immediately binding on the Parties is intended to become effective and implemented as of July 1, 2014 to amend, replace and supersede the 2012 Employment Agreement and 2012 Addendum and any other prior agreements or understandings, whether formal or informal, between the Parties.

11.	REVIEW BY PARTIES AND THEIR LEGAL COUNSEL.

11.1 The parties represent that they have read this Agreement and acknowledge that they have discussed its contents with their respective legal counsel or have been afforded the opportunity to avail themselves of the opportunity to the extent they each wished to do so.

11.2 Employee has been advised by the Employer that he should consider seeking the advice of counsel in connection with the execution of this Agreement and Employee has had an opportunity to do so. Employee has read and understands this Agreement, and has sought the advice of counsel to the extent he has determined appropriate.

11.3 Each person executing this Agreement in a representative capacity represents and warrants that he or she has full power and authority to execute this Agreement on such entities’ behalf and that this Agreement is binding and enforceable against such entity.

IN WITNESS WHEREOF AND INTENDING TO BE LEGALLY BOUND THEREBY, the Parties hereto have executed and delivered this Agreement as of the year and date first above written.

SBEHG LAS VEGAS I, LLC	EMPLOYEE

By: /s/ Sam Nazarian Name: Sam Nazarian Title: CEO SBE	By: /s/ Robert L. Oseland II Name: Robert L. Oseland II

STOCKBRIDGE/SBE HOLDINGS, LLC	SB GAMING, LLC

By: /s/ Terrence E. Fancher Name: Terrence E. Fancher Title: Authorized Signatory	By: /s/ Terrence E. Fancher Name: Terrence E. Fancher Title: Chief Executive Officer

Schedule 1- Definitions

(a)	“Affiliate” - means with respect to a specified Person, (i) any other Person who or which is: directly or indirectly controlling, controlled by or under common control with the specified Person; or (ii) any member or manager of the specified Person, that is not an individual. For purposes of this definition only, “control,” “controlling” and “controlled” mean the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting power of the stockholders, members or owners and, with respect to any partnership, trust or other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of, or whose consent is required for, the management or policies of the controlled entity. For purposes hereof, “Person” shall mean an individual, partnership, corporation, limited liability company, trust, unincorporated association, joint venture existing as of the date of this Agreement.

(b)	“Change of Control” - shall mean the occurrence of any of the following: (1) the beneficial, direct, or indirect acquisition by a Person or Persons that are not a present owner/member of Owner, parties to this Agreement and/or not an Affiliate of the aforementioned individuals/entities (“Unrelated Persons”) of more than 50% of the ownership, voting power, membership or economic interests of Employer or Owner in a single transaction or a series of transactions, including but not limited to public offerings, private placements, or sales; (2) the direct or indirect sale, lease or transfer by Employer of substantially all of its assets to one or more Unrelated Persons in a single transaction or a series of related transactions; (3) the merger, combination, consolidation or reorganization of Employer with or into an Unrelated Person such that Employer’s or Owner’s members, who owned more than 50% of the voting power of Employer’s voting securities or membership interests immediately before such merger or consolidation, do not own, themselves or together with their Affiliates, more than 50% of the voting power of the issued and outstanding voting securities or membership interests of the surviving corporation or other entity immediately after such merger, consolidation or reorganization.